Exhibit 99.6

Execution Copy

STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT (this “Agreement”) is made and entered into as of August 24, 2026 by and between SWVL Holdings Corp., a company incorporated under the laws of the British Virgin Islands with company number 2070410 (the “Company”), and Coefficient SWVL Holdings, LLC, a Delaware limited liability company (the “Investor”). The Company and the Investor are referred to collectively as the “Parties” and each as a “Party”.

RECITALS

WHEREAS, the Company and the Investor have entered into a Securities Purchase Agreement dated as of August 21, 2026 (the “Purchase Agreement”) pursuant to which the Investor has agreed to purchase, and the Company has agreed to issue and sell, Class A ordinary shares of the Company, par value $0.0025 per share (the “Ordinary Shares”), at a price per share of $1.45.

WHEREAS, the affairs of the Company are governed by its memorandum and articles of association, as registered with the Registrar of Corporate Affairs in the British Virgin Islands from time to time (the “Memorandum and Articles”), and by the BVI Business Companies Act (As Revised) (the “BVI Act”).

WHEREAS, the execution and delivery of this Agreement by each Party is a condition to the obligations of both Parties to consummate the Closing under the Purchase Agreement, and this Agreement is a closing deliverable of each Party thereunder.

WHEREAS, the Parties wish to record certain governance, registration, participation, consent, information and other rights of the Investor.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Purchase Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Articles Amendment” means any amendment, restatement, modification, supplement or repeal of, or addition to, the Memorandum and Articles, whether by Resolution of Directors or Resolution of Members.

“Beneficial Ownership” means, with respect to any securities, having beneficial ownership of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the correlative terms “Beneficially Own”, “Beneficially Owns” and “Beneficially Owned” shall be construed accordingly.

“Board” means the board of directors of the Company.

“Board Threshold” means Beneficial Ownership by the Investor and its Affiliates, in the aggregate, of at least five percent (5%) of the issued and outstanding Ordinary Shares (calculated on a fully diluted basis, treating all outstanding options, warrants and convertible securities as having been exercised or converted).

“Consent Threshold” means Beneficial Ownership by the Investor and its Affiliates, in the aggregate, of at least five percent (5%) of the issued and outstanding Ordinary Shares (calculated on a fully diluted basis, treating all outstanding options, warrants and convertible securities as having been exercised or converted).

“Excluded Issuance” means any issuance of:

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(a) Ordinary Shares, options to purchase Ordinary Shares and restricted stock units issued to directors, officers, employees or consultants of the Company or any Subsidiary pursuant to any equity incentive plan, stock purchase plan, or similar compensation plan or arrangement approved by the Board (or a committee thereof);

(b) securities issued upon the exercise, conversion or exchange of any options, warrants, convertible notes or other convertible or exchangeable securities outstanding as of the date of this Agreement or issued as an Excluded Issuance under clause (a) above;

(c) securities issued in connection with a bona fide acquisition by the Company (whether by merger, consolidation, purchase of assets or purchase of equity) of another Person or business, or a joint venture or strategic partnership, in each case approved by the Board;

(d) securities issued pro rata to all holders of Ordinary Shares by way of share split, bonus share issue, distribution or similar event; and

(e) securities issued in a firm-commitment underwritten public offering registered under the Securities Act.

“Investor Designee” means Abdalla Ali or any replacement designated by the Investor in accordance with Section 2.3, provided such person is not (a) an individual who is under 18 years of age, (b) a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act (As Revised), (c) a person who is a restricted person within the meaning of section 409 of the Insolvency Act (As Revised), (d) an undischarged bankrupt or (e) a person who, in respect of the Company, is disqualified by the memorandum or articles of association from being a director of the Company.

“Maintenance Threshold” means Beneficial Ownership by the Investor and its Affiliates, in the aggregate, of at least five percent (5%) of the issued and outstanding Ordinary Shares (calculated on a fully diluted basis, treating all outstanding options, warrants and convertible securities as having been exercised or converted).

“New Securities” means any Ordinary Shares or other equity securities of the Company (including securities convertible into or exchangeable for, or options or warrants to acquire, Ordinary Shares or other equity securities), other than Excluded Issuances.

“Participation Notice” has the meaning given in Section 3.2.

“Resolution of Directors” and “Resolution of Members” have the meanings given in the Memorandum and Articles.

Capitalized terms used and not otherwise defined herein have the meanings given in the Purchase Agreement.

ARTICLE 2

BOARD REPRESENTATION

Section 2.1 Appointment at Closing. Effective as of the Closing (as defined in the Purchase Agreement), the Board shall increase the size of the Board to eight (8) directors in accordance with Article 24.1 of the Memorandum and Articles and appoint the Investor Designee as a director of the Company pursuant to Article 26.2 of the Memorandum and Articles to hold office until the end of the next annual general meeting of the Company. Effective as of the Closing, the Board shall also appoint the Investor Designee to serve as a member of the Compensation Committee of the Board and the Nominating and Corporate Governance Committee of the Board, subject to the satisfaction of any applicable independence and other eligibility requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq Listing Rules.] The Company acknowledges and agrees that such appointment is not the result of any proxy solicitation by the Investor and that the Investor Designee is not an “Activist Nominee” under applicable Nasdaq rules.

Section 2.2 Nomination Covenant. For so long as the Investor and its Affiliates Beneficially Own not less than the Board Threshold, the Company shall procure that, in each case in accordance with the relevant provisions of the Memorandum and Articles:

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(a) the Investor Designee be included in the Company’s slate of nominees for election at each annual or extraordinary meeting of members at which directors of the class to which the Investor Designee belongs are to be elected or re-elected;

(b) the Investor Designee be nominated as a director and it be recommended to the members of the Company that the Investor Designee be elected or re-elected as a director at each such meeting;

(c) proxies shall be solicited in favor of the election or re-election of the Investor Designee in the same manner and with the same effort and urgency as proxies are solicited in favor of the election of the other nominees of the Board;

(d) the Company shall use reasonable best efforts (not less favorable than the efforts used for any other nominee of the Board) to cause the election or re-election of the Investor Designee at each such meeting; and

(e) the Company shall not take any action to shorten the term of the Investor Designee, reassign the class to which the Investor Designee belongs, or otherwise circumvent or impair the rights of the Investor under this Section 2.2.

Section 2.3 Vacancies. If the Investor Designee ceases to serve as a director for any reason (including by death, disability, resignation or removal), the Investor shall have the right to designate a replacement by written notice to the Company within ten (10) Business Days of such cessation, and the Board shall appoint such replacement to fill the vacancy within five (5) Business Days of receipt of such notice, subject to such replacement satisfying any applicable requirements of the Nasdaq Listing Rules and applicable securities laws. Pending such appointment, the Board shall not fill the vacancy with any other Person.

Section 2.4 Removal. The Board shall not remove the Investor Designee from the Board with cause under Article 26.3 of the Memorandum and Articles without the prior written consent of the Investor. The Board shall provide the Investor with not less than ten (10) Business Days’ prior written notice of any proposed removal of the Investor Designee with cause, together with a reasonable description of the grounds therefor, and shall afford the Investor Designee a reasonable opportunity to be heard by the Board prior to any such removal.

Section 2.5 Board Size. For so long as the Investor and its Affiliates Beneficially Own not less than the Board Threshold, the Company shall procure that there shall be no increase or decrease in the size of the Board without the prior written consent of the Investor (not to be unreasonably withheld, conditioned or delayed).

Section 2.6 D&O Insurance and Indemnification. The Company shall at all times during the term of office of the Investor Designee maintain directors’ and officers’ liability insurance coverage for the benefit of the Investor Designee on terms no less favorable than the coverage provided to any other non-executive director of the Company. The Company shall enter into an indemnification agreement with the Investor Designee on terms no less favorable than the form of indemnification agreement entered into by the Company with its other non-executive directors, providing for indemnification and advancement of expenses to the fullest extent permitted by applicable law and the Memorandum and Articles.

Section 2.7 Corporate Opportunities. The Company confirms that, in accordance with Article 45 of the Memorandum and Articles and to the fullest extent permitted by the BVI Act, neither the Investor Designee nor the Investor shall have any duty to present corporate opportunities to the Company, and neither the Company nor any member of the Company shall have any right or expectation with respect to any such opportunity. The Company hereby renounces any interest or expectancy in any business opportunity that may be presented to or come to the attention of the Investor Designee in his or her capacity as a representative or Affiliate of the Investor.

Section 2.8 No Waiver. No failure or delay by the Investor in exercising any right under this Article 2 shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any further or future exercise thereof or the exercise of any other right. The rights of the Investor under this Article 2 are cumulative and not exclusive of any other rights the Investor may have under applicable law or otherwise.

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ARTICLE 3

RIGHT TO MAINTAIN

Section 3.1 Right to Maintain Proportionate Ownership. For so long as the Investor and its Affiliates Beneficially Own not less than the Maintenance Threshold, the Company shall procure that no New Securities shall be issued or sold to any Person unless the Company has first offered to the Investor the right to purchase its Pro Rata Share of such New Securities on the same terms and conditions as such New Securities are proposed to be issued or sold to such other Person(s), in each case subject to and in accordance with the procedures set forth in this Article 3. The Investor’s “Pro Rata Share” means a fraction, the numerator of which is the number of Ordinary Shares Beneficially Owned by the Investor and its Affiliates immediately prior to such issuance and the denominator of which is the total number of Ordinary Shares issued and outstanding immediately prior to such issuance (in each case calculated on a fully diluted basis).

Section 3.2 Procedure. Prior to issuing or selling any New Securities, the Company shall deliver to the Investor a written notice (a “Participation Notice”) setting forth: (i) the Company’s bona fide intention to issue or sell New Securities; (ii) the number and type of New Securities proposed to be issued or sold; (iii) the price per security (or, if not a fixed price, the method of determination thereof) and the other material terms and conditions upon which the Company proposes to issue or sell such New Securities; and (iv) the proposed closing date thereof. The Investor shall have three (3) Business Days from the date of receipt of the Participation Notice (the “Participation Period”) to deliver to the Company a written irrevocable election to purchase up to its Pro Rata Share of such New Securities on the terms set forth in the Participation Notice. If the Investor elects to purchase its Pro Rata Share (or any portion thereof), the Investor shall wire the aggregate purchase price for the New Securities so elected to be purchased to the Company within twenty-five (25) days following the date of such election, and the closing of such purchase shall occur promptly following such payment. The Company shall deliver the Participation Notice not less than three (3) Business Days prior to the proposed closing date.

ARTICLE 4

CONSENT RIGHTS AND PROTECTIVE COVENANTS

For so long as the Investor and its Affiliates Beneficially Own not less than the Consent Threshold, the Company shall not, and shall not permit any Subsidiary to, take any of the following actions without the prior written consent of the Investor (which consent may be granted or withheld in the Investor’s sole discretion):

Section 4.1 Preference Shares. The Company shall not (a) issue, designate or allot any preferred shares (out of the 55,000,000 preferred shares authorized under the Memorandum and Articles or otherwise), (b) fix, determine or amend the rights, preferences, privileges, limitations or restrictions attaching to any class or series of preferred shares (whether by Resolution of Directors or otherwise), or (c) reclassify any outstanding Ordinary Shares as preferred shares or create any class of shares having rights, preferences or privileges senior to or on a parity with the Ordinary Shares, in each case without the prior written consent of the Investor.

Section 4.2 [Reserved].

Section 4.3 Adverse Articles Amendments. The Company shall not adopt, approve, implement or give effect to any Articles Amendment that would: (a) alter, amend or adversely affect the rights, powers, preferences or privileges of the Ordinary Shares; (b) amend or modify the provisions of the Memorandum and Articles relating to the appointment, removal or qualification of directors (including Articles 26.1 through 26.6); (c) amend or modify the provisions of the Memorandum and Articles relating to the calling or conduct of meetings of members or the voting thresholds required therefor; (d) amend or modify the provisions of the Memorandum and Articles relating to indemnification of directors or officers; (e) amend or modify Article 3.4 of the Memorandum and Articles (disapplying section 46 of the BVI Act) or any other provision that would confer preemptive rights on holders of Ordinary Shares (other than the rights granted to the Investor under Article 3 hereof); (f) amend or modify Article 45 (corporate opportunities) of the Memorandum and Articles; or (g) change the registered agent or registered office of the Company in a manner that would materially impair the ability of the Investor to enforce its rights under this Agreement.

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Section 4.4 Share Lien. The Company shall not assert, enforce or exercise any lien over, or right of forfeiture in respect of, any Ordinary Shares Beneficially Owned by the Investor or its Affiliates pursuant to Article 12 of the Memorandum and Articles (or any similar provision), and hereby irrevocably waives any such lien or right to the fullest extent permitted by the BVI Act.

Section 4.5 Going Private and Delisting. The Company shall not (a) effect any “going private” transaction within the meaning of Rule 13e-3 under the Exchange Act, (b) voluntarily delist the Ordinary Shares from the Trading Market, or (c) voluntarily deregister the Ordinary Shares under Section 12 of the Exchange Act, in each case without the prior written consent of the Investor.

Section 4.6 Liquidation. The Company shall not adopt a plan of liquidation, dissolution or winding up of the Company, or commence any proceeding for voluntary liquidation or dissolution, or file any petition for relief under any applicable insolvency, bankruptcy or similar law, in each case without the prior written consent of the Investor.

Section 4.7 Variable Rate Transactions. The Company shall not issue or sell any securities that are convertible into or exercisable for Ordinary Shares at a conversion or exercise price that is subject to adjustment based on the trading price of the Ordinary Shares after issuance (a “Variable Rate Transaction”), including any equity line of credit, “at-the-market” offering or similar transaction in which the price per share is determined by reference to the market price at the time of each sale, without the prior written consent of the Investor.

ARTICLE 5

INFORMATION RIGHTS AND TAX MATTERS

Section 5.1 Tax Information and Reporting. The Company must promptly provide, at the Company’s expense, such information in the form as the Investor may request (acting reasonably) from time to time for the purposes of compliance with all relevant tax laws and other financial information from the Company and its Subsidiaries (collectively, the “Company Group” and each member, a “Company Group Member”) for purposes of complying with U.S. federal income tax rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), regarding controlled foreign corporations (“CFCs”) and passive foreign investment companies (“PFICs”), including, without limitation:

(a) the Company shall provide the Investor with the Company’s estimated (i) analysis of each Company Group Member’s status as a PFIC, (ii) analysis of each Company Group Member’s status as a CFC and (iii) earnings & profits for each Company Group Member; provided, however, that if there are material changes to the foregoing, the Company shall provide an update to such estimates by March 1st; provided, further, that if in the foregoing December or March analysis, the Company reasonably determines that a Company Group Member will be a PFIC, the Company shall promptly provide the Investor with the Company’s best estimate of its QEF Statement for the applicable taxable year, which shall include the Company’s best estimate of the Investor’s capital gain and ordinary income inclusions;

(b) the Company shall provide the Investor with the Company’s final determinations of (i) analysis of each Company Group Member’s status as a PFIC, (ii) analysis of each Company Group Member’s status as a CFC and (iii) earnings & profits for each Company Group Member;

(c) in the event the Company determines that it is or has become a PFIC, the Company shall notify the Investor of each Company Group Member’s status as a PFIC within a reasonable period of time following the end of the applicable taxable year, and shall furnish an information statement that will enable the Investor, or any direct or indirect investor thereof, to make a “qualified electing fund” election with respect to any Company Group Member that is a PFIC pursuant to section 1295 of the Code (such information statement, a “QEF Statement”), to the extent permissible under applicable law;

(d) the Company shall promptly, upon reasonable request from the Investor, provide adequate information to the Investor to enable the Investor to timely: (i) determine each Company Group Member’s status as a PFIC, (ii) determine each Company Group Member’s status as a CFC; and (iii) calculate any amounts required to be included pursuant to sections 951(a) and 951A of the Code in the gross income of any United States shareholder (within the meaning of section 951(b) of the Code, a “U.S. Shareholder”) of any Company Group Member; and

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(e) if there is (or there is reasonably likely to be) a distribution or a deemed distribution from a Company Group Member to a U.S. Shareholder for U.S. federal income tax purposes, the Company shall promptly provide, upon the request of the Investor, information that is reasonably available to the Company so that the Investor may determine the amount of current and accumulated earnings and profits or “section 1248 amount” pursuant to section 1248 of the Code of the Company Group Member, computed pursuant to applicable U.S. federal income tax principles.

ARTICLE 6

INSIDER TRADING POLICY

Section 6.1 Insider Trading Policy. The Company confirms and agrees that (a) the Investor is not a “Covered Individual” or “Related Party” (or any similar term) under the Company’s insider trading policy (the “Insider Trading Policy”) and shall not be designated as such without the prior written consent of the Investor, (b) the Investor shall not be subject to any pre-clearance requirement or trading window restriction under the Insider Trading Policy, (c) the Company shall not extend any blackout period or impose any other trading restriction on the Investor beyond those imposed by applicable law (including Rule 10b-5 under the Exchange Act and Regulation FD), and (d) the Investor Designee, solely in his or her capacity as a director of the Company, shall be subject to the Insider Trading Policy to the same extent as other non-executive directors, but the Investor itself shall not be subject to any trading restrictions by reason of information known to the Investor Designee.

ARTICLE 7

REMEDIES

Section 7.1 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity, without the necessity of proving actual damages or the inadequacy of monetary damages, without the posting of any bond or other security, and without regard to the balance of convenience of the Parties. The right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right neither Party would have entered into this Agreement.

Section 7.2 [Reserved].

Section 7.3 Cumulative Remedies. All rights and remedies of the Parties under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law, in equity or otherwise. The exercise by either Party of any one or more of such rights or remedies shall not preclude the simultaneous or subsequent exercise of any or all other such rights or remedies. No single or partial exercise of any right or remedy under this Agreement shall preclude any further exercise thereof or the exercise of any other right or remedy.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Term and Termination. This Agreement shall become effective upon the Closing and shall continue in full force and effect until the earliest of: (a) the mutual written agreement of the Parties to terminate this Agreement; (b) the date on which the Investor and its Affiliates Beneficially Own less than the Maintenance Threshold; and (c) the dissolution or winding up of the Company. Notwithstanding the foregoing, (i) Sections 5.1 (Tax Information and Reporting), 7.1 (Specific Performance), 7.3 (Cumulative Remedies), 8.3 (Governing Law; Jurisdiction; Waiver of Jury Trial), 8.4 (Notices), 8.7 (Entire Agreement) and 8.11 (Confidentiality) shall survive the

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termination of this Agreement indefinitely; and (ii) the termination of this Agreement shall not relieve either Party from liability for any breach of this Agreement occurring prior to such termination.

Section 8.2 Assignment. Neither Party may assign or transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of the other Party; provided that the Investor may, without the consent of the Company, assign this Agreement (in whole or in part) to any Affiliate of the Investor; provided further that no such assignment shall relieve the Investor of any of its obligations hereunder. Any purported assignment in violation of this Section 8.2 shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 8.3 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Governing Law. This Agreement and all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York; provided that matters of the internal corporate governance and constitution of the Company (including the validity and effect of any Resolution of Directors, any Resolution of Members and any Articles Amendment, and the powers and duties of the Board) shall be governed by and construed in accordance with the laws of the British Virgin Islands.

(b) Jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York in respect of any suit, action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, and each Party irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court, and further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum; provided that any proceeding that relates exclusively to matters of the internal corporate governance and constitution of the Company under the laws of the British Virgin Islands may be brought in the courts of the British Virgin Islands.

(c) Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.4 Notices. All notices, requests, demands, waivers, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given: (a) when delivered personally; (b) when sent by email (with confirmation of receipt, which may be electronic); (c) one (1) Business Day after being sent by internationally recognized overnight courier service (with tracking capability); or (d) three (3) Business Days after being mailed by registered or certified mail (return receipt requested, postage prepaid), in each case to the Parties at the addresses set forth on the signature pages hereof (or to such other address as a Party may have specified by notice given to the other Party in accordance with this Section 8.4). A copy of any notice sent to a Party shall be sent simultaneously to the copy address specified for such Party on the signature pages hereof (or to such other copy address as a Party may have specified by notice), but failure to send such copy shall not invalidate any notice otherwise duly given.

Section 8.5 Amendment and Waiver. This Agreement may not be amended, modified or supplemented except by a written instrument executed by both Parties. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party granting such waiver. No failure or delay by either Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.6 Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not

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affect any other provision or any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. The Parties shall negotiate in good faith to replace any invalid, illegal or unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest extent possible, the economic, business and other purposes of the invalid provision.

Section 8.7 Entire Agreement. This Agreement (together with the Purchase Agreement and the other Transaction Documents) constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties with respect to such subject matter. There are no representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth or referred to herein.

Section 8.8 Counterparts and Electronic Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by email (including in .pdf or .docx format) or other electronic transmission shall be effective as delivery of a manually executed counterpart. The Parties agree that this Agreement and any amendments hereto may be executed by electronic signature (including DocuSign, Adobe Sign, or any other electronic signature method compliant with applicable law) and that such electronic signatures shall have the same legal effect as original ink signatures.

Section 8.9 Further Assurances. Each Party shall execute and deliver such additional documents, instruments and agreements, and take such further actions, as may be reasonably necessary or desirable to carry out the purposes and intent of this Agreement, including (without limitation) such Resolutions of Directors, Resolutions of Members, regulatory filings and other corporate actions as may be necessary or desirable to give full effect to the rights and obligations of the Parties hereunder.

Section 8.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the Investor Designee shall be an express third-party beneficiary of Section 2.6 (D&O Insurance and Indemnification) and Section 2.7 (Corporate Opportunities) and shall be entitled to enforce such provisions directly against the Company.

Section 8.11 Confidentiality. Each Party shall maintain the confidentiality of any non-public information received from the other Party pursuant to this Agreement and shall not disclose such information to any third party without the prior written consent of the disclosing Party; provided that this Section 8.11 shall not restrict the disclosure of information: (a) to such Party’s Affiliates, directors, officers, employees, agents, advisors and representatives who have a need to know such information in connection with this Agreement and who are bound by confidentiality obligations at least as restrictive as those set forth herein; (b) to the extent required by applicable law, regulation or legal process (provided that the receiving Party shall, to the extent legally permitted, provide the disclosing Party with prompt written notice of such requirement and cooperate with the disclosing Party in seeking a protective order or other appropriate remedy); (c) to the extent such information becomes publicly available other than through a breach of this Section 8.11; (d) to the extent such information was independently developed by the receiving Party without use of or reference to the disclosing Party’s confidential information; or (e) in the case of information provided to the Investor pursuant to Section 5.1, to the Investor’s direct and indirect investors, and their respective advisors, in connection with their tax reporting, filing and election obligations.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed this Stockholder Agreement as of the date first written above.

SWVL HOLDINGS CORP

By:
Name:	Mostafa Kandil
Title:	Chief Executive Officer

Address: The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates

Email:

With a copy to: Ron Ben-Bassat, Sullivan & Worcester LLP, 1251 Avenue of the Americas, 19th Floor, New York, NY 10020,

COEFFICIENT SWVL HOLDINGS, LLC

By:
Name:	Abdalla Ali
Title:	President, Secretary and Treasurer

Address: 2020 Richmond Ave, Ste 101, Houston, Texas, 77098

Email:

With a copy to: Ryan Lynch, Latham & Watkins LLP

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